Exhibit 99.1
ELDORADO GOLD CORPORATION
FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1. Name and Address of Company
Eldorado Gold Corporation (“Eldorado” or the “Company”)
Suite 1188 – Bentall 5
550 Burrard Street
Vancouver, British Columbia
V6C 2B5
Item 2. Date of Material Change
February 18, 2009
Item 3. News Release
The news release was disseminated by MarketWire and filed on SEDAR on February 18, 2009.
Item 4. Summary of Material Change
The Company announced its fourth quarter earnings and provided an update with respect to its mineral resources and reserves.
Item 5. Full Description of Material Change
The Company announced its fourth quarter earnings and provided an update with respect to its mineral resources and reserves.
Item 6. Reliance on 7.1(2) of National Instrument 51-102
Not applicable.
Item 7. Omitted Information
Not applicable.
Item 8. Executive Officer

Name of Executive Officer:	Dawn Moss
Corporate Secretary

Telephone number:	(604) 601 6655
Item 9. Date of Report
February 18, 2009.

NEWS RELEASE TSX: ELD NYSE-A: EGO	ELD No. 09-04 February 18, 2009
Q4 2008 Financial and Operating Results
Revenue increased 159%; Earnings $0.28 per share
(All figures in United States dollars, unless otherwise noted)
VANCOUVER, BC — Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation, is pleased to report on the Company’s financial and operational results for the fourth quarter ended December 31, 2008 and to provide the Company’s 2008 mineral resources and mineral reserves as of December 31, 2008.
“We were very satisfied with our results in the last quarter of 2008. Production from our Kisladag and Tanjianshan mines was up 13 percent over the third quarter totaling 81,845 ounces of gold. We are close to finishing construction at our Vila Nova iron ore project in Brazil, and construction of our Efemcukuru gold mine in Turkey remains on schedule for start up in 2010. Our Company has a strong balance sheet: we are debt free and we reported $61.8 million in cash at year-end.” said Paul N. Wright, President and Chief Executive Officer.
Q4 2008 Highlights
•	Produced 81,845 ounces of gold at our Tanjianshan and Kisladag mines operations at an average cash operating cost of $298 per ounce;

•	Sold 79,965 ounces of gold at a realized average price of $800 per ounce;

•	Reported earnings of $0.28 per share;

•	Neared completion of construction of our Vila Nova iron ore mine and continued construction of our Efemcukuru gold mine;

•	Repaid the remaining $35.0 million in debt on our revolving credit facility with HSBC Bank, enabling the Company to be debt free entering 2009;

•	Completed the sale of our São Bento mine to AngloGold Ashanti for $70.0 million in AngloGold shares; and

•	Reported a cash balance of $61.8 million at year-end.
Financial Results
Our consolidated net income for the fourth quarter of 2008 was $101.2 million or $0.28 per share, the sale of Sao Bento accounted for $0.21 per share, compared with a net loss of $9.1 million or $0.03 per share in the fourth quarter of 2007. Over the quarter, we sold 79,965 ounces of gold at an average price of $800 per ounce, compared to 31,902 ounces at an average price of $774 per ounce in the fourth quarter of 2007. Revenues increased 159% over the same period in 2007 due to higher selling prices and increased ounces sold.
Operating Performance
Tanjianshan
During the quarter we milled 216,273 tonnes of ore at a grade of 4.33 grams per tonne of gold. We produced 21,092 ounces of gold at a cash cost of $352 per ounce in the fourth quarter, and we sold 21,092 ounces of gold for fourth quarter revenue of $16.8 million. We spent $9.8 million on capital expenditures, primarily relating to construction of the sulphide ore processing facilities.
Kisladag
During the quarter, we placed 2,371,101 tonnes of ore on the leach pad at a grade of 1.34 grams per tonne of gold. We produced 60,753 ounces of gold at a cash cost of $279 per ounce and sold 58,873 ounces of gold for fourth quarter revenues of $47.1 million.

Development
Efemcukuru
Construction continued at Efemcukuru, with spending of $6.7 million during the quarter. Construction activities included access road development and geotechnical testing of the plant site and rock dump to establish ground support requirements for future structures. In addition, we are on schedule for placing orders for all major pieces of equipment and we have selected a Turkish contractor for preproduction mining work.
Vila Nova Iron Ore
We are anticipating the completion and commissioning of our Vila Nova iron ore project in the first quarter of 2009. In the fourth quarter, we spent $13.2 million on the project, with construction activities focusing on the installation of the crushing and screening circuit. We are continuing negotiations on the sale of iron ore.
Perama Hill
At our Perama Hill project in Greece, work has begun to lay the groundwork associated with engaging local and federal stakeholders and reinitiating the permitting process. A review of the overall pit design and plan is underway for input as part of a revised Environmental Impact Assessment which will be prepared in early 2009.
Exploration
Exploration — Turkey
Our reconnaissance work during the quarter focused on Sayacik, a volcanic center adjacent to Kisladag, where we conducted detailed mapping, a magnetic geophysical survey and soil sampling. We will conduct drill testing in this area in 2009. Stream sediment and soil geochemical sampling showed positive anomalies at our Arpah project in the central Pontides region; we are now preparing plans for follow-up evaluation next summer. At Efemcukuru, we drilled seven holes totaling 1,292 meters in Q4 2008 that successfully intersected precious metal and base metal mineralization in the North Ore Shoot.
Exploration — Brazil
Exploration in Brazil consisted of drilling and camp upgrading activities at the Tocantinzinho project. We drilled more than 3,500 meters in 11 diamond drill holes, and the results are confirming predicted gold grades in areas of inferred mineral resources.
Exploration — China
At Tanjianshan, we drilled 1,754 meters in 10 holes in Q4 2008 and we completed testing at XJG and QLT. The holes successfully intersected gold mineralization and will be tested more fully in 2009.
USA
As part of our joint venture with AuEx, we conducted mapping, soil geochemical sampling and ground magnetic geophysical surveys on our joint venture projects with AuEx Ventures. We also executed a reverse circulation drill program at the Klondike North project, where drilling totalled 2,584 meters in 12 holes.
Mineral Resources and Reserves
The Company successfully increased its measured and indicated resources by 13 percent with a year end total of 11,778,000 ounces. In addition the Company’s inferred resources increased by 12 percent to 4,177,000 ounces. Proven and probable reserves at year end of 7,561,000 ounces were down modestly compared with the previous year total of 7,655,000 ounces
Completion of São Bento Divestiture
On December 15, we completed the sale of our São Bento mine in Brazil to AngloGold Ashanti for $70.0 million payable by the issuance of 2,701,660 common shares of AngloGold, resulting in a gain on the sale of $72.5 million.

2008 Mineral Resources and Mineral Reserves
Table 1: Eldorado Gold Mineral Resources and Reserves December 31, 2008

GOLD	RESOURCES				RESERVES
			In-situ Gold				In-situ Gold
	Tonnes	Grade	ounces		Tonnes	Grade	ounces
Property	(x1000)	(Au g/t)	(x1000)		(x1000)	(Au g/t)	(x1000)

Kisladag
Measured	72,810	1.04	2,432	Proven	67,746	1.08	2,353
Indicated	207,070	0.82	5,430	Probable	93,811	1.05	3,170
M + I	279,880	0.88	7,862	Total	161,557	1.06	5,523
Inferred	126,900	0.63	2,552

Tanjianshan
Measured	6,985	3.34	751	Proven	5,609	3.77	680
Indicated	2,941	2.76	261	Probable	1,152	3.71	137
M + I	9,926	3.17	1,012	Total	6,761	3.76	817
Inferred	3,493	3.54	398

Efemcukuru
Measured	1,235	13.80	548	Proven	1,320	11.89	505
Indicated	3,683	8.39	993	Probable	2,465	9.04	716
M + I	4,918	9.75	1,541	Total	3,785	10.04	1,221
Inferred	2,109	9.95	675

Perama
Measured	—	—	—	Proven
Indicated	11,710	3.62	1,363	Probable
M + I	11,710	3.62	1,363	Total
Inferred	8,733	1.96	552

Total
Measured	81,030	1.43	3,731	Proven	74,675	1.47	3,538
Indicated	225,404	1.11	8,047	Probable	97,428	1.28	4,023
M + I	306,434	1.20	11,778	Total	172,103	1.37	7,561
Inferred	141,235	0.92	4,177

IRON	RESOURCES				RESERVES
			In-situ Gold				In-situ Gold
	Tonnes	Grade	ounces		Tonnes	Grade	ounces
Property	(x1000)	(Fe %)	(x1000)		(x1000)	(Fe %)	(x1000)

Vila Nova
Measured	2,285	63.5		Proven	2,285	63.5
Indicated	7,679	61.0		Probable	6,987	60.2
M + I	9,964	61.6		Total	9,272	61.0
Inferred	2,022	61.2

Notes for Resources:
1)	Gold price used was $725/oz.

2)	Cut-off grades (gold g/t): Kisladag: 0.4 g/t; Tanjianshan: 1.0 g/t; Efemcukuru: 3.0 g/t: Perama: 1.0 g/t

3)	Stephen Juras, Ph.D., P.Geo.and Manager, Geology for the Company is the qualified person responsible for all the mineral resource estimates for the Company’s material properties, namely Kisladag, Tanjianshan and Efemcukuru; the Company does not currently consider Perama or Vila Nova to be material properties
Notes for Reserves:
1)	Gold price used for Kisladag and Tanjianshan was $725/oz and for Efemcukuru was $530/oz.

2)	Cut-off grades (gold g/t): Kisladag: 0.35 g/t oxide, 0.50 g/t sulphide; Tanjianshan: 1.3 g/t JLG oxide, 1.64 g/t JLG sulphide; Efemcukuru: 4.5 g/t

3)	Qualified Persons: Richard Miller, P.Eng. and Manager, Mine Engineering of the Company is responsible for the Kisladag and Tanjianshan reserves; Andy Nichols, P.Eng., Chief Mining Engineer of Wardrop Engineering is responsible for the Efemcukuru reserves;

4)	The Mineral Reserves are inclusive to the Mineral Resources.

2008 Mineral Resources and Mineral Reserves
Our mineral resources and mineral reserves were updated as of December 31, 2008. The gold price used for the Kisladag and Tanjianshan reserve calculations was $725 per ounce and for Efemcukuru reserve calculation $530 per ounce (December 31, 2007 — $600 per ounce). The gold price used for all resource calculations was $725 per ounce.
At Kisladag the major change in resources has been a decrease in the inferred ounces from 3.346 million ounces to 2.552 million ounces. This change is a result of an updated geologic interpretation based on the 2008 drilling program. In the western portion of the deposit, outside of the pit area where the bulk of the inferred ounces were located, the basement schist unit was encountered at a higher level than was previously interpreted. This ledge-like structure is un-mineralized and therefore the ounces interpolated into this area were removed. The interpretation of the main ore body as a porphyritic stock is unchanged, and all of the measured and indicated ounces mined (approximately 310,000) were replaced and 110,000 ounces added. Based on the latest drilling information the ore body appears to be tilted slightly to the south-east, and some of the ounces lost in the western portion of the deposit were replaced in the south-east sector. Drill hole GC-324 encountered 131 meters at 1.06 g/t Au from 370-501 meters down the hole. The hole bottomed in ore grade material, outside of, and below the pit bottom final design. Previously this area had been interpolated as waste, and 2009 drilling will focus on expanding the resources here.
Kisladag reserves are essentially unchanged from December 31, 2007. All of the reserve ounces mined were replaced. Based on a comprehensive program of geotechnical drilling during 2008 the pit slopes were flattened slightly (approximately 1.5 degrees) which offset the increase in gold price.
Tanjianshan inferred resources increased by 252,000 ounces, mainly as a result of adding in the XJG zone south of the current JLG pit. Measured and indicated resources, and proven and probable reserves declined by the approximate amount mined.
Efemcukuru resources increased in all categories (94,000 measured and indicated ounces, and 436,000 inferred ounces), largely as a result of drilling in the North Ore Shoot area. Reserves were not recalculated.
The Perama Hill project has been included in the resource statement subsequent to it being acquired in 2008. In addition to the resources calculated by Roscoe, Postle, and Associates in 2004, Eldorado has added an additional 525,000 ounces of inferred by including the Perama South zone. The area lies immediately south of the main Perama Hill Deposit and has been defined by shallow reverse circulation drilling. Management feels that further work in this area will increase both the resource confidence and total ounces.
Eldorado is a gold producing and exploration company actively growing businesses in Turkey, China, Brazil, Greece and the surrounding regions. . With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.
ON BEHALF OF
ELDORADO GOLD CORPORATION
“Paul N. Wright”
Paul N. Wright
President & Chief Executive Officer
The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.
The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 — Standards of Disclosure for

Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
For a detailed discussion of resource and reserve estimates and related matters see the Company’s reports, including the Annual Information Form and Form 40-F dated March 31, 2008 and technical reports filed under the Company’s name at www.sedar.com.
Note to U.S. Investors. While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings. With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.
Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities law. Such forward looking statements or information include, but are not limited to estimates of mineral reserves and mineral resources, estimates of future gold production and development and completion schedules. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements and forward-looking information.
Such factors included, amongst others the following: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; risks from litigation; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2008. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.
Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2008.
Although we have attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements and forward-looking information are based upon management’s beliefs, estimates and opinions at the time they are made and we undertake no obligation to update forward-looking statements and forward-looking information if these beliefs, estimates and opinions or circumstances should change, except as required by applicable law. There can be no assurance that forward-looking statements and forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information.
Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the NYSE Alternext (NYSE-A: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:
Nancy E. Woo, Vice President Investor Relations	Eldorado Gold Corporation
Phone: 604.601.6650 or 1.888.353.8166	1188, 550 Burrard Street
Fax: 604.687.4026	Vancouver, BC V6C 2B5
Email: nancyw@eldoradogold.com	Web site: www.eldoradogold.com
Request for information packages: info@eldoradogold.com

PRODUCTION HIGHLIGHTS

	First	Second	Third	Fourth	Fourth
	Quarter	Quarter	Quarter	Quarter	Quarter
	2008	2008	2008	2008	2007	2008	2007
Gold Production
Total Ounces Produced	67,234	87,380	72,343	81,845	32,000	308,802	281,135
Commercial Production	67,234	87,380	72,343	81,845	32,000	308,802	268,643
Cash Operating Cost ($/oz)[1],[4]	213	229	283	298	216	257	236
Total Cash Cost ($/oz)[2,4]	268	259	313	319	262	289	263
Total Production Cost ($/oz)[3,4]	393	293	402	404	522	370	338
Realized Price ($/oz — sold)	933	904	870	800	774	876	674

Kişladağ Mine, Turkey[5]
Commercial Production	27,228	55,490	46,863	60,753	—	190,334	135,306
Tonnes to Pad	529,480	2,092,957	2,562,343	2,371,101	—	7,555,881	4,547,860
Grade (grams / tonne)	1.18	1.47	1.05	1.34	—	1.27	1.33
Cash Operating Cost ($/oz)[4]	217	230	270	279	—	254	189
Total Cash Cost ($/oz)[2,4]	218	232	273	281	—	256	192
Total Production Cost ($/oz)[3,4]	246	273	310	314	—	291	224

Tanjianshan Mine, China
Total Ounces Produced	40,006	31,890	25,480	21,092	32,000	118,468	138,162
Commercial Production	40,006	31,890	25,480	21,092	32,000	118,468	125,670
Tonnes Milled	223,395	193,035	226,126	216,273	173,945	858,829	757,354
Grade (grams / tonne)	6.83	6.04	4.16	4.33	7.20	5.31	6.23
Cash Operating Cost ($/oz)[4]	211	229	306	352	216	261	288
Total Cash Cost ($/oz)[2,4]	302	305	387	429	261	343	342
Total Production Cost ($/oz)[3,4]	493	327	571	664	526	496	472

São Bento Mine, Brazil
Commercial Production	—	—	—	—	—	—	7,667
Tonnes Milled	—	—	—	—	—	—	20,069
Grade (grams / tonne)	—	—	—	—	—	—	11.71
Cash Operating Cost ($/oz)[4]	—	—	—	—	—	—	208
Total Cash Cost ($/oz)[2,4]	—	—	—	—	—	—	224
Total Production Cost ($/oz)[3,4]	—	—	—	—	—	—	152

[1]	Cost figures calculated in accordance with the Gold Institute Standard.

[2]	Cash Operating Costs, plus royalties and the cost of off-site administration.

[3]	Total Cash Costs, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

[4]	Cash operating, total cash and total production costs are non-GAAP measures. See the section “Non-GAAP Measures” of this Review.

[5]	Kişladağ temporarily ceased operations on August 18, 2007 and reopened in March 6, 2008.

Eldorado Gold Corporation
Unaudited Consolidated Balance Sheets
(Expressed in thousands of US dollars)

	December 31,	December 31,
	2008	2007
	$	$
Assets
Current assets
Cash and cash equivalents	61,797	46,014
Restricted cash	—	65,710
Marketable securities	43,610	1,615
Accounts receivable and other	36,310	28,720
Inventories	86,966	57,525
Derivative contract	—	2,956
Future income taxes	175	959

	228,858	203,499
Restricted assets and other	8,349	10,538
Mining interests	668,162	377,705

	905,369	591,742

Liabilities
Current liabilities
Accounts payable and accrued liabilities	42,658	40,452
Debt — current	139	65,422
Current portion of future income taxes	1,097	—

	43,894	105,874
Debt — long-term	—	139
Contractual severance obligations	—	1,479
Asset retirement obligations	4,812	8,290
Future income taxes	60,043	26,781

	108,749	142,563

Non-controlling interest	4,799	—

Shareholders’ Equity
Share capital	931,933	753,058
Contributed surplus	19,378	13,083
Accumulated other comprehensive (loss) income	(6,431)	214
Deficit	(153,059)	(317,176)

	791,821	449,179

	905,369	591,742

Eldorado Gold Corporation
Unaudited Consolidated Statements of Operations and Deficit
For the period ended December 31,
(Expressed in thousands of US dollars except per share amounts)

	Three months ended		Twelve months ended
	2008	2007	2008	2007
	$	$	$	$
Revenue
Gold sales	63,976	24,692	277,723	179,302
Interest and other income	1,172	3,820	10,508	9,397

	65,148	28,512	288,231	188,699

Expenses
Operating costs	25,943	9,038	92,004	72,691
Depletion, depreciation and amortization	6,887	8,214	25,995	20,041
General and administrative	12,349	9,002	38,305	26,798
Exploration	3	3,150	12,309	11,634
Mine standby costs	—	4,621	2,432	6,575
Asset retirement obligation costs	233	364	3,108	604
Foreign exchange (gain) loss	(1,277)	(313)	176	(4,658)

	44,138	34,076	174,329	133,685

Other (income) expenses
Gain on disposal of assets	(72,441)	(259)	(70,774)	(3,823)
Gain on marketable securities held for trading	(3,081)	—	(2,935)	—
Interest and financing costs	314	712	2,940	3,415
Loss (gain) on derivative contract	739	(2,083)	2,956	(2,083)

	(30,331)	32,446	106,516	131,194

Income (loss) before income taxes and other items	95,479	(3,934)	181,715	57,505

Income tax (expense) recovery
Current	(3,248)	(1,734)	(25,403)	(4,823)
Future	8,356	(3,437)	12,904	(17,261)

	5,108	(5,171)	(12,499)	(22,084)

Non-controlling interest	598	—	(5,099)	—

Net income (loss) for the period	101,185	(9,105)	164,117	35,421

Deficit, beginning of period	(254,244)	(308,071)	(317,176)	(352,597)

Deficit, end of period	(153,059)	(317,176)	(153,059)	(317,176)

Weighted average number of shares outstanding
Basic	366,672	344,234	355,132	343,194
Diluted	367,238	345,542	356,308	344,621

Earnings per share
Basic income per share — US$	0.28	(0.03)	0.46	0.10
Diluted income per share — US$	0.28	—	0.46	0.10

Eldorado Gold Corporation
Unaudited Consolidated Statements of Cash Flows
For the period ended December 31,
(Expressed in thousands of US dollars, unless otherwise stated)

	Three months ended		Twelve months ended
	2008	2007	2008	2007
	$	$	$	$
Cash flows generated from (used in):

Operating activities
Net earnings (loss) for the period	101,185	(9,105)	164,117	35,421
Items not affecting cash
Asset retirement obligations costs	233	364	3,108	604
Contractual severance expense	—	123	—	721
Depletion, depreciation and amortization	6,887	8,214	25,995	20,041
Unrealized foreign exchange (gain) loss	(3,950)	281	(3,950)	796
Future income taxes (recovery) expense	(8,356)	3,437	(12,904)	17,261
Gain on marketable securities held for trading	(3,081)	—	(2,935)	—
Gain on disposal of assets	(72,441)	(37)	(70,774)	(3,601)
Imputed interest and financing costs	9	17	39	67
Stock-based compensation	5,189	1,183	13,681	7,267
Pension expense	1,478	—	1,478	—
Non-controlling interest	(598)	—	5,099	—
Loss (gain) on derivative contract	739	(2,083)	2,956	(2,083)

	27,294	2,394	125,910	76,494
Property reclamation payments	—	(858)	(1,225)	(5,496)
Contractual severance payments	(150)	(407)	(953)	(2,458)
Changes in non-cash working capital	(10,179)	10,579	(18,690)	1,265

	16,965	11,708	105,042	69,805

Investing activities
Mining interests
Acquisition of Frontier net of cash received	—	—	7,479	—
Capital expenditures	(44,114)	(27,440)	(123,803)	(107,938)
Sales and disposals	(915)	(826)	5,214	1,482
Marketable securities
Purchases	3,201	(1,176)	(20,462)	(1,556)
Disposals	25,474	663	25,737	663
Pension plan contributions	(3,791)	—	(3,791)	—
Pre-production gold sales capitalized in mining interests	—	—	—	10,052
Value added taxes recoverable on mining interests	—	(3,874)	—	—
Restricted cash	40,805	6,143	71,515	5,540

	20,660	(26,510)	(38,111)	(91,757)

Financing activities
Capital stock
Issuance of common shares for cash	8,005	193	14,731	9,500
Debt
Proceeds	—	14,859	5,000	24,859
Repayment	(35,400)	(11,131)	(70,879)	(26,360)

	(27,395)	3,921	(51,148)	7,999

Net increase (decrease) in cash and cash equivalents	10,230	(10,881)	15,783	(13,953)
Cash and cash equivalents — beginning of period	51,567	56,895	46,014	59,967

Cash and cash equivalents — end of period	61,797	46,014	61,797	46,014